Page 1 of 16

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934


                         Rochester Medical Corporation
                                (Name of Issuer)


                        Common Stock, without par value
                         (Title of Class of Securities)


                                   771497104
                                 (CUSIP Number)


                            E.R. Squibb & Sons, Inc.
                          100 Headquarters Park Drive
                           Skillman, New Jersey 08558
                                 (908) 281-2370
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                August 11, 1995
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following box: o

Check the following box if a fee is being paid with this Statement: |X|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

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                                                                    Page 2 of 16
                                  SCHEDULE 13D

-----------------------------------------------

         CUSIP No.   771497104

-----------------------------------------------


          1       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                               E.R. SQUIBB & SONS, INC.
                               I.R.S. Employer Identification Number 13-6121983
--------------------------------------------------------------------------------


          2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  o
                                                                         (b) |X|
--------------------------------------------------------------------------------

          3       SEC USE ONLY

--------------------------------------------------------------------------------


          4       SOURCE OF FUNDS

                               WC

--------------------------------------------------------------------------------


          5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED     o
                  PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------


          6       CITIZENSHIP OR PLACE OF ORGANIZATION

                               Delaware
--------------------------------------------------------------------------------


  NUMBER OF                7       SOLE VOTING POWER
     SHARES                        157,895
 BENEFICIALLY              8       SHARED VOTING POWER
   OWNED BY                        0
      EACH                 9       SOLE DISPOSITIVE POWER
    PERSON                         157,895
      WITH                 10      SHARED DISPOSITIVE POWER
                                   0

         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               157,895
--------------------------------------------------------------------------------


         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES                                                       o
--------------------------------------------------------------------------------


         13       PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)

                               5.5%

--------------------------------------------------------------------------------


         14       TYPE OF REPORTING PERSON

                               CO
--------------------------------------------------------------------------------

CUSIP No.  771497104                                                Page 3 of 16

Item 1.  Security and Issuer.

                  The class of equity securities to which this Statement relates is the common stock, without par value (the "Common Stock"), of Rochester
Medical Corporation, a Minnesota corporation (the "Issuer"), which has its principal executive offices at 1500 Second Avenue N.W., Stewartville, Minnesota 55976.

Item 2.  Identity and Background.

                  This Statement is being filed by E.R. Squibb & Sons, Inc., a Delaware corporation (the "Company"), and a wholly-owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation ("Bristol-Myers Squibb"). The Company conducts its principal business and maintains its principal office at 100 Headquarters Park Drive, Skillman, New Jersey 08558. The Company is a leading manufacturer and marketer of ostomy and modern wound care products and a comprehensive provider of skin care, infection control, contamination control and incontinence care products.

                  The name, business address, present principal occupation or employment and citizenship of each executive officer and director of each of the Company and Bristol-Myers Squibb are set forth on Schedule A hereto which is incorporated herein by reference. During the past five years, neither the Company, Bristol-Myers Squibb nor, to the best knowledge of the Company, any of their respective executive officers or directors (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment,

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CUSIP No.  771497104                                                Page 4 of 16

decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Items 3.  Source and Amount of Funds or Other Consideration.

                  The Company beneficially owns 157,895 shares of Common Stock pursuant to the terms of the Convertible Loan Agreement, dated as of August 11, 1995, by and between the Company and the Issuer (the "Convertible Loan Agreement") , under which the Company loaned to the Issuer the principal amount of $3,000,000. The Convertible Loan Agreement provides that the Company has the right to convert at any time prior to repayment any and all amounts, including accrued interest, then outstanding under the Convertible Loan Agreement into Common Stock at a conversion price of $19.00 per share. The principal amount of the loan was funded using the Company's working capital.

Item 4.  Purpose of Transaction.

                  On August 11, 1995, the Company and the Issuer entered into the Convertible Loan Agreement pursuant to which the Company loaned to the Issuer the principal amount of $3,000,000 (the "Loan"). The proceeds of the Loan are to be used by the Issuer as working capital. The Loan is unsubordinated and, pursuant to the Security Agreement, dated as of August 11, 1995, by and between the Issuer and the Company (the "Security Agreement"), is secured by a pledge of substantially all of the assets of the Issuer, with the exception of the Issuer's intellectual property. The Loan bears interest at the rate of 9.5% per annum compounded annually and matures on August 11, 2000.

CUSIP No.  771497104                                                Page 5 of 16

                  Pursuant to the terms of the Convertible Loan Agreement, the Company has the right to convert at any time prior to repayment any and all amounts, including accrued interest, then outstanding under the Convertible Loan Agreement into Common Stock at a conversion price of $19.00 per share (the "Conversion Rights").

                  Simultaneous with the execution and delivery of the Convertible Loan Agreement and the Security Agreement, the Company and the Issuer entered into the Distribution and Co-Development Agreement (the "Distribution Agreement") pursuant to which the Company and the Issuer formed a strategic alliance in connection with the marketing of the Issuer's products. The Distribution Agreement grants to the Company, subject to certain obligations and limitations imposed by the Issuer's other distribution agreements, co-exclusive worldwide rights to market the Issuer's current products, products in development and certain future products under the Company's brand name. The Company's marketing rights are co-exclusive with those of the Issuer, which retains the worldwide rights to market its products under the Issuer's own brand name.

                  The Distribution Agreement provides that the Company will purchase all of its requirements of certain of the Issuer's products from the Issuer, and the Issuer will provide all manufacturing and packaging of the Issuer's products for the Company. The Distribution Agreement also provides that in the event that the Issuer is unable to supply the Company's requirements for products for any reason other than a shortage of raw materials, the Company will be granted a license to the Issuer's technologies for purposes of manufacturing the Issuer's products. In addition, the Issuer and the Company may agree to work cooperatively to develop additional urology and incontinence products.

CUSIP No.  771497104                                                Page 6 of 16

                  Under the terms of the Distribution Agreement, the Issuer is obligated to offer the Company a right of first refusal on all future products, and prior to entering into a distribution agreement for any such product with a third party, the Issuer must offer the Company a final opportunity to market such product on terms no less favorable to the Company than those offered to the third party.

                  The Distribution Agreement has an initial five year term through August 31, 2000. The Company may, at its option, renew the Distribution Agreement for an additional five-year term, and may thereafter renew the Distribution Agreement for up to five additional one-year renewal periods. Either party may terminate the Distribution Agreement only upon the other party's material breach of the Distribution Agreement, bankruptcy or insolvency, or inability to perform under the Distribution Agreement for a period of more than six months. The Distribution Agreement may not be terminated in the event that a third party acquires the Issuer. The Issuer has agreed to indemnify the Company against certain liabilities, including any patent infringement claims by third parties.

                  The entering into by the Company of the Convertible Loan Agreement was, among other things, in consideration for the Issuer entering into the Distribution Agreement and granting to the Company the rights set forth therein.

                  Except as set forth in this Item 4 and as otherwise contemplated by the Convertible Loan Agreement, neither the Company,
Bristol-Myers Squibb nor, to the best knowledge of the Company, any of their respective executive officers or directors, has any other present plans or proposals which would result in or relate to any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D under the Exchange Act.

CUSIP No.  771497104                                                Page 7 of 16

Item 5.  Interest in Securities of the Issuer.

                  To the best knowledge of the Company, the Issuer has outstanding [2,724,000] shares of Common Stock. Under the terms of the Convertible Loan Agreement, the Company beneficially owns 157,895 shares of Common Stock representing approximately 5.5% of the outstanding shares of Common Stock of the Issuer after giving effect to the conversion of the loan. Except as set forth in this Item 5 and on Schedule B attached hereto which is incorporated herein by reference, neither the Company, Bristol-Myers Squibb, nor, to the best knowledge of the Company, any of their respective executive officers or directors owns any shares of Common Stock.

                  Pursuant to the Convertible Loan Agreement, if the Company were to exercise its Conversion Rights (i) the Company would have the sole power to vote or to direct the vote of 157,895 shares of Common Stock and (ii) the Company would have the sole power to dispose or direct the disposition of 157,895 shares of Common Stock.

                  Except as set forth on Schedule B attached hereto which is incorporated herein by reference, neither the Company, Bristol-Myers Squibb nor, to the best knowledge of the Company, any of their respective executive officers or directors has effected any transaction in shares of Common Stock during the past sixty (60) days.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

                  Except for the Convertible Loan Agreement, each of the Company, Bristol- Myers Squibb and, to the best knowledge of the Company, their respective executive officers

CUSIP No.  771497104                                                Page 8 of 16

and directors is not a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

             Exhibit 1. Convertible Loan Agreement, dated as of August 11, 1995, by and between E.R. Squibb & Sons, Inc. (through its ConvaTec division) and Rochester Medical Corporation. (Incorporated by reference to Exhibit
                           4.11 to Rochester Medical Corporation's Quarterly Report on Form 10- QSB for the quarter ended June 30, 1995.)

             Exhibit 2.    Security  Agreement,  dated as of August 11, 1995,
                           by and between Rochester Medical Corporation and E.R. Squibb & Sons, Inc. (through its ConvaTec division). (Incorporated by reference to Exhibit 10.23 to Rochester Medical Corporation's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1995.)

             Exhibit 3. Distribution and Co-Development Agreement, dated August 11, 1995, by and between E.R. Squibb & Sons, Inc. (through its ConvaTec division) and Rochester Medical Corporation. (Incorporated by reference to Exhibit 10.22 to Rochester Medical Corporation's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1995.)

CUSIP No.  771497104                                                Page 9 of 16

                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  October 11, 1995

                                       E.R. SQUIBB & SONS, INC.

                                       By:/s/ J. EDWARD PENICK, JR.
                                          --------------------------
                                          J. Edward Penick, Jr.
                                          Vice President and Assistant Secretary

CUSIP No.  771497104                                               Page 10 of 16

                                   SCHEDULE A

                  The following information sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of the Company and Bristol-Myers Squibb. Each of the directors and executive officers of the Company and Bristol-Myers Squibb is a citizen of the United States, except for Joachim H. von Roy who is a citizen of Germany. Each of the Company's executive officer's business address is 100 Headquarters Park Drive, Skillman, New Jersey 08558, and each of Bristol- Myers Squibb's executive officer's business address is 345 Park Avenue, New York, New York 10154, in either case unless otherwise indicated.

Name and Business Address           Present Principal Occupation
-------------------------           ----------------------------
Directors of E.R. Squibb & Sons,
  Inc.
--------------------------------
Joel M. Lasker                      Senior Vice President and Senior Counsel -
Bristol-Myers Squibb Company        Bristol-Myers Squibb Pharmaceutical
Route 206 & Province Line Road      Group; Associate General Counsel - Bristol-
Princeton, New Jersey  08540        Myers Squibb Company

John L. McGoldrick                  General Counsel and Senior Vice President,
Bristol-Myers Squibb Company        Corporate Staff - Bristol-Myers Squibb
345 Park Avenue                     Company
New York, New York  10154

Frederick S. Schiff                 Controller and Vice President, Corporate
Bristol-Myers Squibb Company        Staff - Bristol-Myers Squibb Company
345 Park Avenue
New York, New York  10154

Officers of E.R. Squibb & Sons,
  Inc.
-------------------------------

Kenneth E. Weg                      President

Dennis R. Raney                     Vice President and Controller

Harrison M. Bains, Jr.              Vice President and Treasurer

Samuel L. Barker                    Vice President

CUSIP No.  771497104                                               Page 11 of 16

Andrew G. Bodnar                    Vice President

Alice C. Brennan                    Vice President and Secretary

Louis T. DiFazio                    Vice President

Robert N. Endries                   Vice President and Assistant Secretary

Kenneth M. Given                    Vice President

Conan P. Grames                     Vice President

David R. Hannay                     Vice President

Joel M. Lasker                      Vice President and Assistant Secretary

Paul Lorenzo                        Vice President

Thomas Ludlam, Jr.                  Vice President

John L. McGoldrick                  Vice President

Joseph P. Nirschl                   Vice President

J. Edward Penick, Jr.               Vice President and Assistant Secretary

Thomas M. Primm                     Vice President

Sol I. Rajfer                       Vice President

Leon E. Rosenberg, M.D.             Vice President

Frederick S. Schiff                 Vice President

Eileen S. Silvers                   Vice President

Kenneth A. Sloan                    Vice President

Joseph G. Solari, Jr.               Vice President

Mark D. Speaker                     Vice President and Assistant Secretary

Harlen D. Stauffer                  Vice President

Directors of Bristol-Myers Squibb
  Company
---------------------------------

Charles A. Heimbold, Jr.            Chairman of the Board, President and Chief
Bristol-Myers Squibb Company        Executive
345 Park Avenue
New York, New York 10154

CUSIP No.  771497104                                               Page 12 of 16

Michael F. Mee                      Chief Financial Officer, Senior Vice
Bristol-Myers Squibb Company        President, Corporate Staff
345 Park Avenue
New York, New York 10154

Frederick S. Schiff                 Controller and Vice President, Corporate
Bristol-Myers Squibb Company        Staff
345 Park Avenue
New York, New York 10154

Robert E. Allen                     Chairman and Chief Executive Officer
AT&T Company
295 North Maple Avenue
Basking Ridge, NJ  07920

Michael E. Autera                   Executive Vice President
Bristol-Myers Squibb Company
345 Park Avenue
New York, New York 10154

Ellen V. Futter                     President
American Museum of Natural History
Central Park West at 79th Street
New York, NY  10024

Louis V. Gerstner, Jr.              Chairman of the Board and Chief Executive
IBM Corporation                     Officer
Old Orchard Road
Armonk, NY  10504

John D. Macomber                    President
JDM Investment Group
2806 N. Street, N.W.
Washington, DC  20007

James D. Robinson III               President
J.D. Robinson Inc.
126 East 56th Street
New York, NY  10022

Andrew C. Sigler                    Chairman and Chief Executive Officer
Champion International Corporation
One Champion Plaza
Stamford, CT  06921

CUSIP No.  771497104                                               Page 13 of 16

Louis W. Sullivan, M.D.             President
Morehouse School of Medicine
720 Westview Drive, S.W.
Atlanta, GA  30310-1495

Kenneth E. Weg                      Executive Vice President and President,
Bristol-Myers Squibb Company        Bristol-Myers Squibb Pharmaceutical Group
345 Park Avenue
New York, NY 10154

Officers of Bristol-Myers Squibb
  Company
--------------------------------

Charles A. Heimbold, Jr.            Chairman of the Board, Director, President
                                    and Chief Executive Officer

Michael E. Autera                   Executive Vice President and Director

Harrison M. Bains, Jr.              Treasurer and Vice President, Corporate
                                    Staff

Samuel L. Barker, Ph.D.             President, Bristol-Myers Squibb U.S.
                                    Pharmaceuticals

Stephen E. Bear                     President, Worldwide Consumer Medicines

Andrew G. Bodnar, M.D.              Vice President, Medical and Legal Affairs,
                                    Corporate Staff

Alice C. Brennan                    Corporate Secretary and Vice President,
                                    Corporate Staff

Jack M. Cooper                      Vice President, Information Management,
                                    Corporate Staff

Peter R. Dolan                      President, Mead Johnson Nutritional Group

Richard A. Druckman                 Vice President, Strategic Planning,
                                    Corporate Staff

Terence N. Furness                  President, Zimmer, Inc.

John D. Glover                      Vice President, Corporate Security,
                                    Corporate Staff

Samuel A. Hamad                     President, Bristol-Myers Squibb
                                    Pharmaceuticals - Intercontinental

Donald J. Hayden, Jr.               Senior Vice President, Worldwide Franchise
                                    Management and Business Development

CUSIP No.  771497104                                               Page 14 of 16

Thomas M. Hellman, Ph.D.            Vice President, Environmental Affairs,
                                    Occupational Health and Safety, Corporate
                                    Staff

E. Lynn Johnson                     Senior Vice President, Corporate Staff

George P. Kooluris                  Senior Vice President, Corporate
                                    Development, Corporate Staff

Margaret E. Maruschak               Vice President, Issues Management,
                                    Corporate Staff

John L. McGoldrick                  General Counsel and Senior Vice President,
                                    Corporate Staff

Michael F. Mee                      Chief Financial Officer and Senior Vice
                                    President, Corporate Staff

Leon E. Rosenberg, M.D.             President, Bristol-Myers Squibb
                                    Pharmaceutical Research Institute

Stephen I. Sadove                   President, Worldwide Clairol

Frederick S. Schiff                 Controller and Vice President, Corporate
                                    Staff

Eileen S. Silvers                   Vice President, Taxes, Corporate Staff

John L. Skule                       Vice President, Public Affairs, Corporate
                                    Staff

Joseph G. Solari, Jr.               President, ConvaTec and President, Bristol-
                                    Myers Squibb Medical Products Group

Charles G. Tharp, Ph.D.             Senior Vice President, Human Resources,
                                    Corporate Staff

Richard L. Thompson                 Vice President, Government Affairs,
                                    Corporate Staff

Joachim H. von Roy                  President, Bristol-Myers Squibb
                                    Pharmaceuticals - Europe

Kenneth E. Weg                      Executive Vice President and Director,
                                    President, Bristol-Myers Squibb
                                    Pharmaceutical Group

CUSIP No.  771497104                                               Page 15 of 16





                                   SCHEDULE B

                          Shares of Common Stock Owned

                                     None.




                     Transactions in Shares of Common Stock
                            during the Last 60 Days

                                     None.

CUSIP No.  771497104                                               Page 16 of 16

                                 EXHIBIT INDEX

Exhibit
Number                     Document
--------                   --------

1 Convertible Loan Agreement, dated as of August 11, 1995, by and between E.R. Squibb & Sons, Inc. (through its ConvaTec division) and Rochester Medical Corporation. (Incorporated by reference to Exhibit
                           4.11 to Rochester Medical Corporation's Quarterly Report on Form 10- QSB for the quarter ended June 30, 1995.)

2 Security Agreement, dated as of August 11, 1995, by and between Rochester Medical Corporation and E.R. Squibb & Sons, Inc. (through its ConvaTec division). (Incorporated by reference to Exhibit 10.23 to Rochester Medical Corporation's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1995.)

3 Distribution and Co-Development Agreement, dated as of August 11, 1995, by and between E.R. Squibb & Sons, Inc. (through its ConvaTec division) and Rochester Medical Corporation. (Incorporated by reference to Exhibit 10.22 to Rochester Medical Corporation's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1995.)